P.E. 1/1/02

02011866

FORM 6-K

JAN 25 2002

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Issuer

1-9337

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of January

BG Group plc
100 Thames Valley Park Drive
Reading RG6 1PT
ENGLAND
(Address of principal executive offices)

PROCESSED
FEB 08 2002
THOMSON
FINANCIAL

The registrant files annual reports under cover of Form 20-F. By furnishing the information contained in this Form the registrant is not also furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

BG Group plc

Date 23 January 2002

By: /s/ John Griffin
Authorised Signatory

BG Group

100 Thames Valley Park Drive
Reading
Berkshire RG6 1PT

Telephone 0118 935 3222
Fax 0118 929 2674

ANNOUNCEMENT MADE TO STOCK EXCHANGE

January 17, 2002

NEW APPRAISAL BOOSTS RESERVES FOR BUZZARD

BG Group announced today that, following two additional appraisal wells, the estimated recoverable reserves on the Buzzard oil discovery have significantly increased from 200-300 million barrels to in excess of 400 million barrels.

The Buzzard oil discovery lies in the PanCanadian operated licence P986, 100 kilometres northeast of Aberdeen, in the UK North Sea. The 20/6-4 appraisal well is located 2.1 kilometres north of the original discovery well, drilled in the summer of 2001, and encountered a similar pay section as the discovery well. Following a test program that is currently underway, the well will be sidetracked to obtain further information on the quality and extent of the reservoir.

BG Executive Vice-President Jon Wormley said:

"This new data is extremely encouraging and provides a further indication that Buzzard represents one of the largest discoveries in the UK North Sea for some 10 years. The intensive appraisal programme continues with an anticipated three further wells and, where appropriate, associated sidetracks during 2002."

The Buzzard 19/10-1 appraisal well and sidetrack well was also drilled, 2.9 kilometres west of the original discovery well, successfully delineating the western limit of the southern portion of the Buzzard accumulation.

Notes to Editors

The original "Buzzard" discovery well was drilled in 320 feet of water. During testing, the well flowed at 6,547 barrels per day of light oil and 0.97 million cubic feet per day of natural gas on a $36/64^{th}$-inch choke. These rates were constrained by the limits of the testing equipment.

BG Group holds a 19.99% interest in the licence. Other interest-holders are PanCanadian, the operator, (45.01%), Intrepid Energy North Sea Ltd (30%) and Edinburgh Oil and Gas (5%).

BG Group is a significant holder of hydrocarbon reserves on the UK Continental Shelf, where it operates the Blake, Armada and Easington Catchment Area fields. The company is also involved in gas and oil developments in some 20 countries worldwide.

Media enquiries: Robin O'Kelly on 0118 929 3186.

Investor Relations enquiries: Megan Wilson on: 0118 929 3580

Web: www.BG-Group.com

ANNOUNCEMENT MADE TO STOCK EXCHANGE

BG Group

100 Thames Valley Park Drive
Reading
Berkshire RG6 1PT

Telephone 0118 935 3222
Fax 0118 929 2674

January 23, 2002

Revised agreement for Enron Oil & Gas India Limited reached with Enron Corp

BG Group plc has announced today a revised agreement to purchase the entire share capital of Enron Oil & Gas India Limited (EOGIL) for US$350 million from Enron Corp.

On October 3, 2001, BG Group announced that it would pay US$388 million for EOGIL. Progress to close the transaction was slower than anticipated and further complicated by Enron's recent Chapter 11 Bankruptcy Protection Filing in the USA. The original Sale and Purchase Agreement expired in December 2001 but has been re-negotiated to take account of Enron's current position.

The revised agreement has been reviewed by Enron's Creditors' Committee and is subject to a number of conditions including the approval of the Bankruptcy Court. Enron is expected to file a motion with the Court shortly seeking such approval. Completion of the transaction is expected to occur by mid-February.

Frank Chapman, Chief Executive, BG Group plc, said: "This revised agreement secures strong producing fields at a price that is attractive to both BG Group's shareholders and Enron's creditors. These assets are important to the Group's long-term strategy for India and will enable us to build a material gas position in the country."

Discussions with joint venture partners on operatorship of the assets are ongoing. This is not, however, a condition of the revised agreement.

Notes to Editors

The assets owned by EOGIL are 30 per cent interests in the Tapti gas field and the Panna/Mukta oil and gas field, and a 62.64 per cent interest in the CB-OS/1 exploration licence. All are located on the west coast of India and are operated by EOGIL.

The other partners in the Tapti and Panna/Mukta offshore operations are Oil and Natural Gas Corporation Limited (ONGC), which holds 40 per cent and Reliance Industries Ltd., with a 30 per cent stake. The other partners in the CB-OS/1 licence are Hindustan Oil Exploration Company (17.36 per cent), Tata Petrodyne (10 per cent) and ONGC (10 per cent).

Other than the revised price and the agreement no longer being conditional on partner consent for EOGIL to continue as operator, there are no significant changes to the transaction as disclosed in October 2001.

Enquiries

Nicole McMahon, Communications	+44 (0) 118 929 3110
Investor Relations	+44 (0) 118 929 3025

Website: **www.BG-Group.com**

PR10920